17009300

SEC Processing Section

MAR 01 2017

Washington DC
406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROYAL SECURITIES COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4095 Chicago Dr SW, ste. 120
(No. and Street)

Grandville	Michigan	49418
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Oisten 616-538-2550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kiekover, Scholma & Shumaker, PC
(Name – *if individual, state last, first, middle name*)

205 East Main St.	Zeeland	Michigan	49464
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Christopher Oisten, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Royal Securities Company, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Christopher S. Oisten
Signature

C.F.O.
Title

Monica Serrell
Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONICA SERRELL
NOTARY PUBLIC - STATE OF MI
COUNTY OF OTTAWA
MY COMMISSION EXPIRES JUNE 23, 2020
ACTING IN THE COUNTY OF Kent

MONICA SERRELL NOTARY PUBLIC STATE OF MICHIGAN

ROYAL SECURITIES COMPANY

FINANCIAL STATEMENTS, SUPPLEMENTARY INFORMATION, AND REPORT ON REVIEW OF EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2016

TABLE OF CONTENTS

The Statement of Changes in Liabilities Subordinated to the Claims of General Creditors has been omitted since Royal Securites Company has no such liabilities outstanding at the beginning of the year, during the year, or at the end of the year.

Kiekover Scholma & Shumaker PC
Certified Public Accountants

David Nienhuis
Joseph Kuiper
Daniel Buist
Kevin Beimers

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 24, 2017

To the Stockholder and Board of Directors
Royal Securities Company
Grandville, Michigan

We have audited the accompanying statement of financial condition of Royal Securities Company (a Michigan corporation), as of December 31, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Royal Securities Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Royal Securities Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I – Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Royal Securities Company's financial statements. The supplemental information is the responsibility of Royal Securities Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kiekover, Scholma & Shumaker, PC
Kiekover, Scholma & Shumaker, PC
Certified Public Accountants
Zeeland, Michigan

205 East Main Street • Zeeland, Michigan 49464-0280 • Phone: 616-772-4615 • Fax: 616-772-9288 • www.ksscpa.com

ROYAL SECURITIES COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	436,563
Clearing organizations receivable		96,442
Deposits with clearing organizations		21,894
Commissions receivable		78,401
Receivable - related party		50,813
Employee and other receivables		1,027
Securities owned, at fair value		74,515
Prepaid expenses		48,762
Prepaid income taxes		3,369
Net furniture, equipment, and other improvements		31,307
Total Assets	$	843,093

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accrued sales commissions	$	174,940
Accounts payable		33,145
Accrued expenses		65,843
Accrued income taxes		246
Total Liabilities		274,174
Stockholder's Equity		
Common stock (Class B), $1 par value; 100,000 shares authorized, 8,600 shares issued and outstanding		8,600
Additional paid-in capital		261,381
Retained earnings		298,938
Total Stockholder's Equity		568,919
Total Liabilities and Stockholder's Equity	$	843,093

See notes to financial statements.

ROYAL SECURITIES COMPANY
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2016

REVENUES	
Mutual fund fees	$ 2,011,373
Commissions	641,952
Principal transactions	81,413
Other	835,187
Total revenues	3,569,925
EXPENSES	
Commissions	1,467,090
Operating expenses	2,006,989
Loss on disposal of furniture, equipment and improvements	27,176
Total expenses	3,501,255
Income before income taxes	68,670
INCOME TAXES	
Federal income tax expense	(6,400)
NET INCOME	$ 62,270

See notes to financial statements.

ROYAL SECURITIES COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2016

	Common stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances, January 1, 2016	8,600	$ 8,600	$ 261,381	$ 236,668	$ 506,649
Net income	-	-	-	62,270	62,270
Common stock issued	-	-	-	-	-
Common stock repurchased and retired	-	-	-	-	-
BALANCES, December 31, 2016	8,600	$ 8,600	$ 261,381	$ 298,938	$ 568,919

See notes to financial statements.

ROYAL SECURITIES COMPANY
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

OPERATING ACTIVITIES		
Net income		$ 62,270
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 25,703	
Loss on disposal of furniture, equipment and improvements	27,176	
Change in assets and liabilities:		
(Increase) decrease in clearing organization receivable	65,154	
(Increase) decrease in deposits with clearing organizations	33,867	
(Increase) decrease in commissions receivable	(8,984)	
(Increase) decrease in receivable - related party	(50,813)	
(Increase) decrease in receivables from non-customers	5,908	
(Increase) decrease in securities inventory	(29,590)	
(Increase) decrease in other assets	54,908	
Increase (decrease) in accounts payable and accruals	(157,332)	
Increase (decrease) in payable - related party	(61,313)	
Total Adjustments		(95,316)
Net Cash Provided (Used) By Operating Activities		(33,046)
Net Increase (Decrease) in Cash and Cash Equivalents		(33,046)
Cash and cash equivalents, January 1, 2016		469,609
CASH AND CASH EQUIVALENTS, December 31, 2016		$ 436,563

See notes to financial statements.

ROYAL SECURITIES COMPANY
NOTES TO FINANCIAL STATEMENTS

NOTE A: **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Business Activity - Royal Securities Company (the "Company"), a wholly owned subsidiary of RSC Holdings, Inc. is a securities broker/dealer. The Company is registered with the Securities and Exchange Commission (SEC) and the State of Michigan. It is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. Its customers are predominately individuals residing in Western Michigan.

The Company operates under the provisions of Rule 15c3-3 of the SEC and has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii). Under this exemption, the Company must clear all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents consist of demand deposits in banks, money market funds, and cash on hand. The Company, at certain times, maintains deposits that exceed insured limits. Management does not consider this a significant risk.

Receivables - Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts, if needed, through a provision for bad debt expense and an adjustment to a valuation allowance. No allowance for doubtful accounts is considered necessary.

Securities Owned - Securities owned consists of state, municipal, and corporate obligations which are reported at quoted market values. Unrealized gains and losses are recognized currently and are included in net dealer inventory and investment gains on the statement of income. Investment securities are exposed to various risks such as interest rate, market and credit risks. It is at least reasonably possible that changes in the value of investment securities will occur in the near term that could affect the amounts reported in the statement of financial condition.

Property, Equipment and Depreciation - Property and equipment are stated at cost. Depreciation is computed using straight-line or declining balance methods over the estimated life of the assets.

Commission Income - Commission income and related clearing expenses are recorded on a trade-date basis and normally settled within 30 days.

Mutual Fund Fees - The Company recognizes revenue from front-end sales commissions that occur at point of sale and 12b-1 commissions for which ongoing support, awareness, and education to clients is provided.

Front-end sales commissions are recognized on a trade-date basis. 12b-1 fees are recurring in nature and earned based on a percentage of the current market value of clients' investment holdings in trail-eligible assets and recognized over the period during which services are performed.

Security Transactions - Security transactions and related commission revenue and expense are recorded on a trade-date basis, generally the third business day following the transaction date.

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes - Deferred income tax assets and liabilities are determined by applying the currently enacted tax laws and rates to the cumulative temporary differences between the carrying value of assets and liabilities for financial statements and income tax purposes. Deferred income tax expense or credit is measured by the change in the deferred income tax asset and liability accounts during the year.

The Company recognizes and measures its unrecognized tax benefits (if any) in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company believes it has no liability for unrecognized tax benefits at December 31, 2016.

The accrual of any interest and penalties related to unrecognized tax benefits are recognized in income tax expense. No interest and penalties were recognized in the year ended December 31, 2016.

The Company's tax returns for the prior three years remain subject to examination by the Internal Revenue Service.

Advertising Costs - The Company incurred and expensed advertising costs of $19,335 for the year ended December 31, 2016.

Subsequent Events - In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 24, 2017, the date the financial statements were available to be issued.

NOTE B: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $100,000 at December 31, 2016, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2016 the Company had net capital of $395,454 which was $295,454 in excess of the required amount of net capital. The Company's ratio of aggregate indebtedness to net capital was 0.69 to 1.

NOTE C: FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs used to measure fair value into three broad levels:

- Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the assets or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2016 are municipal debt which was determined based on Level 1 inputs - quoted prices in active markets.

NOTE D: FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements are as follows at December 31, 2016:

Leasehold improvements	$	28,892
Office furniture and equipment		198,616
Computer equipment		48,546
Total		276,054
Less accumulated depreciation		(244,747)
Net furniture, equipment and leasehold improvements	$	31,307

NOTE E: LEASES

The Company occupies office space under an operating lease agreement with a limited liability company, whose owners are shareholders of RSC Holdings, Inc., that operates on a month to month rental arrangement at $12,500 per month. Total rent expense under this lease was $150,000 for the year ended December 31, 2016.

The Company rents office space under an operating lease agreement that expires June 2017. Monthly rental rates ranged from $5,679 to $5,823 during the year and are subject to annual increases. The lease contains renewal options for 5 consecutive 12 month periods. Total rent expense under this lease was $69,013 for the year ended December 31, 2016.

NOTE E: **LEASES (continued)**

The Company rents office space under an operating lease agreement that expires May 2018. Monthly rental rates ranged from $4,400 to $4,525 during the year. Total rent expense under this lease was $53,675 for the year ended December 31, 2016.

Total rent expense under all leases (including short-term rentals) was $278,012 for the year ended December 31, 2016.

Future minimum lease payments under the operating leases are as follows:

Year ended December 31		Amount
2017	$	90,116
2018		23,250
	$	113,366

NOTE F: **INCOME TAXES**

The Company is included in the consolidated federal income tax return filed by its parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files a Michigan Corporate Income Tax return as a Unitary Member with its parent, the designated member. The current and deferred portions of the income tax expense (benefit) included in the statement of operations are as follows:

The provision for income taxes consists of the following:

		Federal		Michigan		Total
Current	$	12,400	$	-	$	12,400
Deferred		(6,000)		-		(6,000)
	$	6,400	$	-	$	6,400

NOTE G: **RETIREMENT PLAN**

The Company has a 401(k) and profit sharing plan (a "safe-harbor" plan) under which the Company contributes 3% of eligible wages for eligible employees. The plan covers all full-time employees with at least one year of service. Company matching contributions totaled $89,018 for the year ended December 31, 2016. Profit sharing contributions are at the discretion of the Company and were $0 for the year ended December 31, 2016.

NOTE H: STOCK REPURCHASE AGREEMENT

RSC Holdings, Inc. and its stockholders are parties to an agreement under which the Company has the option to repurchase shares from the stockholders upon the stockholder's death, disability, termination of employment, or offer to sell. The purchase price is the net book value of the stock except for termination of employment, whereby, the purchase price is reduced by 20% for each year that the stockholder's employment is less than 5 years.

NOTE I: RELATED PARTY TRANSACTIONS

The Company rents office space from a limited liability company whose owners are shareholders of RSC Holdings, Inc., as described in Note E.

The Company receives management fees from Royal Advisors, LLC, which is wholly owned by RSC Holdings, Inc. Management fees for the year ended December 31, 2016 totaled $791,407. Amounts due from Royal Advisors, LLC totaled $50,813 at December 31, 2016.

NOTE J: CASH FLOW INFORMATION

Cash paid for interest was $519 in the year ended December 31, 2016.

Cash paid for federal and state income taxes was $19,454 in the year ended December 31, 2016.

NOTE K: CONCENTRATIONS OF CREDIT RISK

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and receivables.

The Company maintains cash balances at a financial institution located in West Michigan. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2016, the Company's uninsured bank balances totaled $157,619.

Receivables were substantially collected subsequent to year-end and are considered subject to minimal risk.

NOTE L: COMMITMENTS, GUARANTEES AND CONTINGENCIES

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company has never been called upon to make payments under such guarantees, and believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE L: **COMMITMENTS, GUARANTEES AND CONTINGENCIES (continued)**

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company has never been called upon to make payments under such guarantees, and believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

SUPPLEMENTARY INFORMATION

ROYAL SECURITIES COMPANY
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2016

Total Stockholder's Equity	$	568,919
Deductions		
Non-allowable assets		
Non-allowable cash		125
Rule 12b-1 commissions receivable not payable to sales representatives		32,814
Receivable - related party		50,813
Non-customer receivables		429
Furniture, equipment and leasehold improvements		31,307
Prepaid expenses and other		52,131
Total deductions		167,619
Net capital before haircuts on securities positions		401,300
Haircuts on securities positions		
Trading and investment securities		
Money market account		630
State and municipal obligations		5,216
Total haircuts on securities positions		5,846
NET CAPITAL	$	395,454

ROYAL SECURITIES COMPANY
SCHEDULE I (CONTINUED)
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2016

Aggregate indebtedness		
Accrued sales commissions	$	174,940
Accounts payable		33,145
Accrued expenses		66,089
Total aggregate indebtedness	$	274,174
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of total aggregate indebtedness) (1)	$	18,278
Minimum dollar net capital required (2)	$	100,000
Net capital requirement (greater of (1) or (2) above)	$	100,000
Excess net capital	$	295,454
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital required	$	275,454
Ratio of aggregate indebtedness to net capital		0.69 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FROM X-17A-5 AS OF DECEMBER 31, 2016

There is no significant difference between net capital as reported above, and the Company's amended unaudited Form X-17a-5 as of December 31, 2016, filed on February 22, 2017.

REPORT ON REVIEW OF EXEMPTION REPORT

Kiekover Scholma & Shumaker PC
Certified Public Accountants

David Nienhuis
Joseph Kuiper
Daniel Buist
Kevin Beimers

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 24, 2017

To the Stockholder and Board of Directors
Royal Securities Company
Grandville, Michigan

We have reviewed management's statements, included in the accompanying Exemption Report SEC Rule 17a-5(d)(4), in which (1) Royal Securities Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which Royal Securities Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k(2)(ii)) (the "exemption provisions") and (2) Royal Securities Company stated that Royal Securities Company met the identified exemption provisions throughout the most recent fiscal year without exception. Royal Securities Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Royal Securities Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k(2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kiekover, Scholma & Shumaker, PC

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants
Zeeland, Michigan

205 East Main Street • Zeeland, Michigan 49464-0280 • Phone: 616-772-4615 • Fax: 616-772-9288 • www.ksscpa.com

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

We as members of management of Royal Securities Company, are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: *(k(2)(ii))* (the "exemption provisions"). We have performed an evaluation of Royal Securities Company's compliance with the requirements of 17 C.F.R. §240.17a-5 and the exemption provision. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. §15c3-3(k) under which Royal Securities Company claimed an exemption from 17 C.F.R. §240.15c3-3:*(k(2)(ii))* (the "exemption provision") and (2) we met the identified exemption provisions for the year ended December 31, 2016 without exception.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature: Christopher [signature]

Title: CFO

Kiekover Scholma & Shumaker PC
Certified Public Accountants

David Nienhuis
Joseph Kuiper
Daniel Buist
Kevin Beimers

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

February 24, 2017

To the Stockholder and Board of Directors
Royal Securities Company
Grandville, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Royal Securities Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Royal Securities Company's compliance with the applicable instructions of the Form SIPC-7. Royal Securities Company's management is responsible for Royal Securities Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [checks written as shown in the Company's general ledger activity] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [general ledger details supported by RBC Capital Markets annual settlement summary] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kiekover, Scholma & Shumaker, PC

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants
Zeeland, Michigan

205 East Main Street • Zeeland, Michigan 49464-0280 • Phone: 616-772-4615 • Fax: 616-772-9288 • www.ksscpa.com

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*******2301*********************MIXED AADC 220
28009 FINRA DEC
ROYAL SECURITIES COMPANY
4095 CHICAGO DR SW
GRANDVILLE MI 49418-1296

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

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2. A. General Assessment (item 2e from page 2) $ 1057

B. Less payment made with SIPC-6 filed (**exclude interest**) (496)

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Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) 561

E. Interest computed on late payment (see instruction E) for______days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 561

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $ 561

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

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(Name of Corporation, Partnership or other organization)

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(Authorized Signature)

Dated the_____ day of______________, 20_____.

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(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Eliminate cents

. No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 278517
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2303350
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	46056
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	5794
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 520	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	2,355,720
2d. SIPC Net Operating Revenues	$ 422797
2e. General Assessment @ .0025	$ 1057
	(to page 1, line 2.A.)

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